Filed by: Sayona Mining Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Piedmont Lithium Inc.

Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of Sayona Mining Limited and Piedmont Lithium Inc.

Additional Information and Where to Find It

In connection with the proposed transaction, Sayona intends to send its shareholders a notice of meeting and explanatory materials ahead of an extraordinary general meeting of Sayona shareholders and Sayona encourages its shareholders to review those materials in full. Sayona will also file with the SEC a registration statement on Form F-4 that also constitutes a prospectus of Sayona. Sayona also plans to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Piedmont and Sayona, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sayona will be available free of charge on Sayona’s website at sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058. Copies of the documents filed with the SEC by Piedmont will be available free of charge on Piedmont’s website at http://www.piedmontlithium.com/ or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont’s directors and executive officers may be found in its 2024 Annual Report on Form 10-K filed with the SEC on February 26, 2025, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable securities regulators in Australia when they become available.

The following is an announcement released by Sayona Mining Limited on the Australian Securities Exchange on February 28, 2025.

FY25 Half Year Results

North American lithium producer Sayona Mining Limited (“Sayona”) (ASX:SYA; OTCQB:SYAXF) is pleased to announce its FY25 half year results reflecting a period of consistently strong operations at North American Lithium (Sayona 75%, Piedmont Lithium 25%).

Operational Highlights

•	North American Lithium (NAL) FY25 half year concentrate production was 103,063 dry metric tonnes (dmt), up 57% on the prior corresponding period (PCP).

•	Spodumene concentrate sold totalled 115,027 dmt which was up 59% on PCP and was delivered to customers in Asia.

•	Lithium recoveries remained consistent throughout the half year at 67% which was a 7% increase on the PCP recovery rate of 60%.

•	Capital projects of $13 million were completed at NAL including phase 2 of the Tailings Storage Facility capacity upgrade and other site enhancements. Capital expenditure is expected to be lower in the second half of FY25 and total capital expenditure in line with full year guidance of $20 million[1]. The Crushed Ore Dome completed in 2024 has helped deliver record mill utilisation of 90% over the half year which is materially above the PCP of 73%.

•	Extensive exploration programs were completed at NAL and Moblan in Québec and a further drill program commenced at Tabba Tabba in Western Australia. At Moblan, 76,202 metres in 281 holes were completed with a total of 53,444 metres and 153 holes at NAL by end December 2024 utilising all remaining Flow Through Share funding[2].

Financial Highlights

•	Revenue of $122 million generated by NAL was up 3% on PCP due to a 59% increase in sales volumes offset by a 35% decline in average realised selling prices reflecting market conditions.

•	Underlying EBITDA loss of $37 million for the Group which resulted from sales of high-cost inventory carried over from the NAL ramp up phase, partly offset by lower operating expenditures at NAL in addition to a $7 million reduction in corporate costs.

•	Non-cash extraordinary items totalled $10 million which included $6 million for sale of tax benefits under FTS arrangements and the net write up of inventories to net realisable value of $4 million. Extraordinary cash expenses related to $5 million of merger transaction and integration costs.

•	The Group loss after income tax of $64 million for the half year reflected higher depreciation expense of $22 million as a result of the investment in NAL optimisation and restart capital projects in FY24.

•	Net cash inflows from operating activities of $19 million reflected NAL approaching operating cash breakeven and receipt of customer prepayments against a backdrop of declining lithium prices across the period.

•	Investment in capital and exploration projects totalled $36 million with $13 million of capital expenditure for NAL optimisation and sustaining capital projects and $23 million on exploration in Canada utilising all remaining Flow Through Share funds.

•	Closing cash balance of $110 million was 22% higher than the end of June 2024 and with no secured debt underpinning a solid financial position

1 See “Guidance” at page 4 of our ASX announcement dated 30 August 2024.

2 See ASX announcement dated 7 March 2023.

2          Sayona Mining Limited

Management Commentary

Mr Lucas Dow, MD and CEO said, “Sayona is on an exciting growth trajectory, and we are well-positioned to capitalise on the increasing global demand for lithium. Our strategic merger with Piedmont Lithium will create a leading North American lithium producer, unlocking growth opportunities and strengthening our financial position for long-term success.

“Our operations have delivered strong results over the past six months, with a 57% increase in production and a 59% increase in spodumene concentrate sales volumes compared to H1 FY24, which means we are well on track to deliver our full year guidance.

“Safety remains at the heart of everything we do at Sayona. We achieved a significant milestone in September 2024 with our first ‘triple zero’ safety month. Additionally, our commitment to sustainability and ESG leadership is evident in our partnerships with Indigenous communities and conservation initiatives, ensuring that we operate responsibly and for the long-term benefit of all stakeholders.

“Despite market fluctuations, Sayona has remained financially resilient, successfully completing a capital raise of $38 million and maintaining a strong cash position. Our disciplined capital allocation strategy ensures we can continue to invest in future growth while delivering value to shareholders.

“Sayona’s exploration efforts have delivered exceptional results, with 53,444 metres drilled across 153 holes at NAL and 76,202 metres drilled across 281 holes at Moblan in calendar year 2024. These extensive drilling campaigns have the potential to further increase our resource base, reinforcing our position as a leading lithium producer in North America with a long-term growth strategy focused on scalability and sustainability.

“We are entering an exciting phase for Sayona. With the Piedmont merger further strengthening our asset portfolio, a committed leadership team, and a clear strategy for expansion, we are confident in our ability to drive sustainable growth and cement our position as a key player in the global lithium industry.”

Operational and Financial Performance

Summary of Key Metrics for Period Ended 31 December 2024

	Unit	H1 FY25	H1 FY24	Variance (HoH)
North American Lithium [3]
Ore Mined	wmt	610,683	546,868	12%
Recovery	%	67	60	7%
Concentrate Produced	dmt	103,063	65,723	57%
Concentrate Grade Produced	%	5.3	5.5	(0.2%)
Concentrate Sold	dmt	115,027	72,152	59%
Average Realised Selling Price (FOB) [4]	A$/dmt	1,060	1,640	(35%)
Unit Operating Cost Sold (FOB) [5]	A$/dmt	1,303	1,286	1%
Group [1]
Revenue	A$M	122	118	3%
Underlying EBITDA (loss)	A$M	(37)	9	(490)%
Loss after income tax	A$M	(64)	(32)	(96)%
Net cashflow from operating activities	A$M	19	8	158%
Cash Balance	A$M	110	158	(30)%

3 All figures are reported in 100% terms and AUD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.

4 Average realised selling price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec.

5 Unit operating cost is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt sold, FOB Port of Québec.

3          Sayona Mining Limited

Production and Financial Summary

Mining operations at NAL continued to ramp up over the six-month period, with a 12% increase in ore extraction compared to the previous corresponding period. A total of 610,683 wet metric tonnes (wmt) of ore was mined over the period. The primary focus of mining activities was to optimise ore production and maintain ROM stockpile levels to meet higher levels of plant throughput. Operational improvements, including geotechnical and dewatering adjustments contributed to the increased mining rates, although productivity was still constrained by safety measures around historical underground mining areas. Additionally, investments in the crushed ore dome and C-150 jaw crusher have improved efficiency and reduced downtime for milling operations at the site.

The production of spodumene concentrate remained strong throughout the period, with a total of 103,063 dry metric tonnes (dmt) produced over six months. Mill utilisation was a major driver of this performance, averaging 90% over the half despite weather-related challenges and a planned maintenance shutdown in October 2024. Lithium recovery rates averaged 67% over the period up from 60% in the prior corresponding period.

Unit operating costs per tonne sold were $1,303/dmt during the half year (US$861/dmt). Excluding the impact of inventory movements, unit costs per tonne produced declined 42% to $1,102/dmt (US$728/dmt) compared to the prior corresponding period. Focussed cost control measures contributed to the stability in operating costs, ensuring reduced margin losses despite lithium price fluctuations. Capital expenditure for the period totalled $13 million, primarily allocated to phase 2 of the tailings storage facility capacity improvements and other site enhancements.

Sales of spodumene concentrate increased significantly, with a total of 115,027 dmt sold over the six-month period. The 59% increase in sales volumes drove revenue growth of 3%, with revenue achieved of $122 million over the period. The average realised selling price over six months declined 35% to $1,060/dmt, reflecting a strong realised price outcome amid ongoing market adjustments. The ability to optimise seaborne freight logistics, including consolidating shipments to reduce transportation costs also contributed to overall revenue growth.

The underlying EBITDA loss for the period was $37 million resulting from increased sales volumes of high-cost inventory carried over from the NAL operational ramp up phase, partly offset by lower operating expenditures at NAL. Corporate cost savings were $7 million lower than the prior corresponding period reflecting an ongoing focus on cost reduction both operationally and non-operationally.

The Group’s consolidated loss after income tax for the half year ended 31 December 2024 was $64 million (31 December 2023: $33 million) which included non-cash extraordinary items of net write up of inventories to net realisable value of $4 million and $6 million relating to the sale of tax benefits under FTS arrangements. Cash extraordinary items included $5 million of merger transaction and integration costs.

The Group generated net cash flows from operating activities of $19 million during the period, an increase of 158% compared to the prior corresponding period which reflected NAL approaching operating cash breakeven and receipt of customer prepayments. Cash outflows for exploration expenditure and capital expenditure totalled $36 million, a decrease of 64% compared to the prior corresponding period. Capital expenditure at NAL focused predominantly on sustaining capital projects, including phase 2 of the tailing storage facility capacity upgrade and expansion of waste rock stockpiles, whilst the remaining Flow Through Share funding was expended on exploration drilling at NAL and Moblan.

Closing cash increased by 22% to $110 million from $91 million at 30 June 2024, mainly due to the cashflow generated from operating activities and the receipt of proceeds from a capital raise completed in November 2024. This was partially offset by cash outflows for capital expenditure and capitalised exploration expenditure.

Exploration

North American Lithium

Throughout calendar year 2024, Sayona completed a further 53,444 metres of drilling across 153 drill holes6, with a focus on increasing confidence in existing deposits and exploring extensions beyond current mining operations.

This drilling was supported by Flow Through Share (FTS) funding that was raised in March 2023 specifically for exploration and resource definition drilling as allowed under the Income Tax Act (Canada) (refer ASX release 7 March 2023). This Flow Through Share funding was required to be fully expended by 31 December 2024 and now the FTS funding has been fully utilised, no further exploration drilling is currently planned.

Final assay results are pending and this additional data will be incorporated in the review of resources and reserves conducted during the 2025 Annual Reporting process. These results support Sayona’s long-term growth strategy and provide confidence in future production scalability.

6 See ASX announcement dated 31 January 2025

4          Sayona Mining Limited

Moblan Lithium Project

Exploration at Moblan saw significant site activity over the past six months7, with a total of 76,202 metres drilled across 281 holes in 2024. This extensive drilling campaign also utilised FTS funding, providing robust backing for exploration and resource definition activities. Now the FTS funding has been fully utilised, no further exploration drilling is currently planned.

Recent drilling has identified further extensions of high-grade lithium mineralisation beyond previously defined zones. The drilling program focused on deepening the understanding of mineral continuity and refining the geological model, providing the basis for future development and potential increase in planned production.

Final assay results are pending and this additional data will be incorporated in the review of resources and reserves conducted during the 2025 Annual Reporting process.

Sayona remains committed to enhancing Moblan’s economic potential through a review of the prior definitive feasibility study, positioning it as a cornerstone asset in its North American lithium portfolio.

Tabba Tabba

At the Tabba Tabba project, recent exploration activities have included reverse circulation (RC) drilling, geological mapping, and geochemical sampling. In September 2024, a drill program was completed with a total of five holes for 1,680m. While no significant lithium mineralisation was identified, several zones of anomalous geochemistry were detected, guiding future exploration efforts.

Geophysical data processing and inversion have helped refine drill targets for the next phase of work. Additional field mapping and geochemical surveys are planned to identify spodumene-bearing structures and improve the overall geological model of the project. Sayona remains committed to evaluating Tabba Tabba’s potential through systematic exploration.

Morella Lithium Joint Venture Project

During the December 2024 quarter, 17 holes were drilled at the Mt Edon project in the South Murchison, totalling 1,464m of RC drilling8.

Broad zones of pegmatite, including stacked systems, were identified in 15 of the 17 holes. Assay results returned rubidium mineralisation up to 0.59% Rb₂O and elevated lithium levels of up to 0.63% Li₂O. The Northeast Pegmatite Cluster spans ~450m, with individual mineralised intervals up to 22m thick. At the Main Pegmatite prospect, which extends ~600m in strike, pegmatite intercepts up to 112m wide were recorded, including rubidium mineralisation across a 74m zone. Additional drilling is planned to expand exploration.

Elsewhere in the joint venture, exploration at the West Wodgina lease produced promising soil geochemical results, identifying five new targets. Further field investigations are planned before initiating maiden drill testing.

Merger with Piedmont Lithium and Capital Raise

In November 2024, Sayona Mining Limited and Piedmont Lithium Inc. announced a definitive merger agreement, forming a leading North American lithium producer with an approximately 50/50 equity split upon completion. The transaction is expected to close mid–2025, pending regulatory and shareholder approval for both companies. The merger is anticipated to create significant synergies by integrating Sayona’s production capabilities with Piedmont’s market presence in North America. Upon completion, the newly merged entity will have expanded operational efficiencies, a significant project portfolio and a stronger financial position, enhancing its ability to meet growing demand for lithium products.

Sayona successfully completed a capital raise of $38 million in the December 2024 quarter, with an additional conditional placement of $69 million planned upon completion of the merger.

The Company remains committed to disciplined capital allocation, focusing on cost optimisation and strategic growth initiatives subject to market conditions, to strengthen its financial position and ensure long-term sustainability.

7 See ASX announcement dated 31 January 2025

8 See ASX announcement dated 5 December 2024 from Morella Corporation (ASX: 1MC)

5          Sayona Mining Limited

Corporate

During the reporting period, Sayona strengthened its Board with the appointment of Ms Laurie Lefcourt as a Non-Executive Director, effective 16 October 2024. With over three decades of experience in finance, governance, and major resource projects, Ms Lefcourt brings strategic expertise to Sayona’s Board. She was also appointed Chair of the Audit and Risk Committee on 17 October 2024.

Additionally, in July 2024 Sayona announced the appointment of Lucas Dow as Managing Director and CEO. Mr Dow, who previously served as CEO of a major mining corporation, brings extensive operational and leadership experience to Sayona at a critical time of expansion and transformation. Under his leadership, Sayona is expected to drive further improvements in operational efficiency, corporate strategy, and shareholder value.

Mr Dow assumed the role of Managing Director and CEO with a hand over from interim CEO, Mr James Brown. During the reporting period, Mr Brown continued as an Executive Director of the Company to ensure business continuity and a structured handover of responsibilities to Mr Dow, in addition to assisting with the Piedmont merger and the associated capital raisings. The Board has determined that Mr Brown will continue in this role until the completion of the merger.

Guidance9

Sayona reaffirms guidance provided for the FY25 financial year10:

Concentrate Production[11]	Concentrate Sales[12]	Unit Operating Costs [13]	Capital Expenditure[14],15	Exploration Expenditure[16],17	Shipment Volumes H2FY25 (Q3vQ4)
190,000 – 210,000 dmt	200,000 – 230,000 dmt	A$1,150 – A$1,300 / dmt sold	~A$20M	~A$30M	30%/70%

Guidance for full year concentrate sales remains at 200,000 – 230,000 dmt which implies 85,000 – 115,000 dmt in the second half of FY25. The currently planned second half FY25 shipping schedule will see a high weighting of concentrate sales volumes to the June 2025 Quarter in order to maximise deliveries into the forward sales program which commences in April 2025. Those deliveries will be exposed to higher prices that exist in the lithium price forward curve and have been secured by the previously announced forward sales program.

Guidance is based on assumptions, budgets and estimates existing at the time of assessment which may change over time. Actual results may vary significantly based on inherent risks in the Group’s operating environment. This information should not be relied upon as a precursor for future performance (see Forward Looking Statement below).

9 Guidance is based on assumptions, budgets and estimates existing at the time of assessment which may change over time impacting the accuracy of those estimates. These estimates are developed in the context of an uncertain operating environment including in respect of inflationary macroeconomic conditions, incomplete engineering and uncertainties surrounding the risks associated with mining and project development including construction, commissioning and ramp up which may delay or impact production and have a flow on effect on sales. Actual results may therefore vary significantly depending on these risks and the timing required to address them. The information is provided as an indicative guide to assist sophisticated investors with modelling of the Company. It should not be relied upon as a predictor of future performance.

10 See “Guidance” at page 4 of our ASX announcement dated 30 August 2024.

11 Production and Sales guidance assumes spodumene concentrate grade of 5.4% Li2O

12 Approximately two thirds (67%) of concentrate sales will be sold to Piedmont Lithium under the offtake agreement in FY25

13 Guidance assumes average annual foreign exchange rates of AUD:CAD 0.91 and AUD:USD 0.667

14 Capital expenditure guidance excludes movements in capital creditors which amounted to A$3 million as at 30 June 2024

15 Capital expenditure relates predominantly to sustaining capital projects at NAL

16 Exploration expenditure guidance excludes movements in exploration creditors which amounted to A$7 million as at 30 June 2024

17 Exploration expenditure relates predominantly to utilisation of Flow Through Share funding which must be spent by 31 December 2024

6          Sayona Mining Limited

Issued on behalf of the Board.

For more information, please contact:

Andrew Barber

Director of Investor Relations

Ph: +617 3369 7058

Email: ir@sayonamining.com.au

About Sayona Mining

Sayona Mining Limited is a North American lithium producer (ASX:SYA; OTCQB:SYAXF), with projects in Québec, Canada and Western Australia.

In Québec, Sayona’s assets comprise North American Lithium together with the Authier Lithium Project and the Tansim Lithium Project, supported by a strategic partnership with American lithium developer Piedmont Lithium Inc. Sayona also holds a 60% stake in the Moblan Lithium Project in northern Québec.

In Western Australia, the company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium. Sayona is exploring for Hemi style gold targets in the world class Pilbara region, while its lithium projects include Company-owned leases and those subject to a joint venture with Morella Corporation.

For more information, please visit us at www.sayonamining.com.au

Forward Looking Statements

Forward-looking statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause the actual results, performances and achievements to differ materially from any expected future results, performances or achievements expressed or implied by such forward-looking statements, including but not limited to, the risk of further changes in government regulations, policies or legislation; the risks associated with the current joint venture with Piedmont Lithium; the risks that further funding may be required, but unavailable, for the ongoing development of the Company’s projects; fluctuations or decreases in commodity prices; uncertainty in the estimation, economic viability, recoverability and processing of mineral resources; risks associated with development of the Company Projects; unexpected capital or operating cost increases; uncertainty of meeting anticipated program milestones at the Company’s Projects; risks associated with investment in publicly listed companies, such as the Company; and risks associated with general economic conditions.

Subject to any continuing obligation under applicable law or relevant listing rules of the ASX, the Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements in this Release to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statements are based. Nothing in this Release shall under any circumstances (including by reason of this Release remaining available and not being superseded or replaced by any other Release or publication with respect to the subject matter of this Release), create an implication that there has been no change in the affairs of the Company since the date of this Release.

The distribution of this presentation in other jurisdictions outside Australia may also be restricted by law and any restrictions should be observed. To avoid doubt, this presentation is not for distribution or dissemination within Canada. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

7          Sayona Mining Limited

Appendix

Reconciliation of Underlying EBITDA to Loss after income tax

$’000	H1 FY25	H1 FY24	Variance
Underlying EBITDA	(37,045)	9,492	(490)%
Underlying depreciation and amortisation expense	(22,100)	(15,578)	42%
Underlying EBIT	(59,145)	(6,086)	(872)%
Income from sale of tax benefits under flow through share arrangements	6,084	3,014	102%
Net movement in inventories relating to net realisable value adjustments	3,809	(24,840)	115%
Impairment and write down of non-financial assets	-	(5,312)	-
Merger transaction costs	(5,186)	-	-
Loss from operations	(54,438)	(33,224)	(64)%

Financial income	2,311	4,789	(52)%
Financial expenses	(4,196)	(2,670)	(57)%
Net financial income	(1,885)	2,119	(189)%

Loss before income tax	(56,323)	(31,105)	(81)%
Income tax expense	(7,352)	(1,347)	(446)%
Loss after income tax	(63,675)	(32,452)	(96)%

Physicals and Unit Metrics Summary

Notes

1	All figures are reported in 100% terms. Numbers presented may not add up precisely to the totals provided due to rounding.
2	Average realised sales price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec.
3	Unit operating cost produced is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs, and excludes inventory movements, depreciation and amortisation charges, freight and royalties. It is reported in $/dmt Produced, FOB Port of Québec
4	Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt Sold, FOB Port of Québec

8          Sayona Mining Limited